TRANSGLOBE ENERGY CORPORATION ANNOUNCES
CANADIAN ASSET ACQUISITION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 5, 2016 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce it has entered into a definitive agreement to acquire Cardium light oil and Mannville liquid-rich gas assets in the Harmattan area of west central Alberta for total consideration of $80 million Canadian. All dollar values are expressed in Canadian dollars unless otherwise stated.

TRANSACTION HIGHLIGHTS

•	Current production ~3,100 barrels of oil equivalent (“boe”) per day (57% liquids weighted)[1]

•	Operatorship and high working interest in the majority of assets (~88% of current production)

•	Total Proved reserves ~11.8 million boe[2]

•	Total Proved plus Probable reserves ~21.3 million boe[2]

•	Total Proved plus Probable Reserve Life Index of 18.9 years[2]

•	Total net drilling locations: 45 locations[2] in 2P, 100+ additional upside locations[3]

•	Total acreage ~110,000 acres (~95,000 net acres)

•	Total consideration $80 million (~US$59 million) comprised of $65 million (~US$48 million) cash and a vendor take back note of $15 million

•	Effective date is December 1, 2016, and closing is expected to occur prior to year-end

Notes:

(1)	Based on September 2016 field estimates provided by vendor

(2)
Gross working interest reserves before the deduction of any royalties and without including any royalty interests receivable. Reserves life index calculated by dividing the reserves in each category by the average annual production for that period.

(3)	Potential unbooked drilling opportunities are based on TransGlobe internal estimate prepared in accordance with the COGE Handbook by a non-independent qualified reserves evaluator
Harmattan Acquisition Strategic Rationale

The Harmattan acquisition provides the Company with a meaningful re-entry into Canada with concentrated, high working interest assets in proven, low risk development light oil and liquid-rich gas play types. The acquisition provides ample drilling locations and running room to increase reserves and production through horizontal drilling and multi-stage frac technology. The Harmattan acquisition meets the Company’s strategy to diversify and expand operations into lower political risk OECD countries with attractive netbacks to support growth in the current oil price environment. The Harmattan acquisition plays to the Company’s core strength of value creation through development drilling and reservoir management.

The assets represent a stable production base (established declines of approximately 12% over the past 12 months). In addition to the 45 net drilling locations assigned in the 2P reserves, the Company has identified an additional 100+ net locations on the acquisition lands providing a significant development growth platform. The purchase includes a 100% interest in a central oil battery and flow lines with significant under-utilized capacity allowing for future production growth. The gas production is pipeline connected to large third party gas processing facilities with spare capacity. The development nature of the acquisition complements the Company’s high impact exploration growth potential in Egypt.

Financing considerations

The acquisition will be funded by $65 million cash from the balance sheet and a 10%, 24-month vendor take back loan of $15 million.

In addition, the Company continues to actively evaluate various alternatives to refinance the convertible debenture due March 31, 2017 and is in advanced discussions with multiple parties.
Canaccord Genuity Corp. is acting as financial advisor to TransGlobe in respect of the acquisition.
Additional details about the Harmattan acquisition can be found on the Company’s web site: www.trans-globe.com.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Advisory on Forward-Looking Information and Statements

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the expected purchase price of the assets; the characteristics of the assets and the anticipated benefits of the acquisition; the anticipated effect of the acquisition on the Company's operations, infrastructure, inventory and opportunities, financial condition and overall strategy; the anticipated production and product mix associated with the assets; the Company's anticipated drilling and development program, plans, objectives, strategies, opportunities, including those associated with the assets; expectations regarding the outcome of the acquisition; anticipated drilling locations; the reserves potential of the assets; the production from the assets; the Company's growth strategy and opportunities; the estimated quantity and value of the proved and probable reserves of the assets; the timing for closing of the acquisition; the ability of the Company to refinance the convertible debentures due March 31, 2017. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, failure to realize the anticipated benefits of the acquisition; unforeseen difficulties in integrating the assets into the Company's operations; unforeseen liabilities associated with the assets; operating and capital costs; general economic, market and business conditions; volatility in market prices for crude oil and natural gas and hedging activities related thereto; risks related to the exploration, development and production of oil and natural gas reserves; failure to refinance the convertible debentures due March 31, 2017; global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company's ability to achieve anticipated benefits of the acquisition; the Company's ability to refinance the convertible debentures due March 31, 2017; the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

Oil & Gas Information

The estimates of the reserves attributable to the assets to be acquired as at September 30, 2016 were based on an evaluation prepared by D&M as of September 30, 2016 (the "D&M Evaluation") in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the procedures contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and using D&M’s forecast prices and costs as of September 30, 2016. It is likely that such estimates will be different from the estimates prepared by the owner of the Target Assets or third party on its behalf.

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. "BOEs" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release discloses 45 drilling locations that have associated proved and/or probable reserves based on the D&M Evaluation prepared in accordance with NI 51-101 and the COGE Handbook and using D&M pricing forecasts as at September 30, 2016. Unbooked locations are internal estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Unbooked locations have been identified by management as an estimation of the Company’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Company will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which the Company will actually drill wells is ultimately dependent upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

This news release contains the oil and gas metric "reserves life index" which does not have a standardized meaning or standard method of calculation and therefore such measure may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metric has been included in this news release to provide readers with additional measures to evaluate the performance of the target assets however, such measure is not a reliable indicator of the future performance of the target assets and the future performance may not compare to performance in previous periods. Therefore such metric should not be and unduly relied upon.

The following abbreviations used in this press release have the meanings set forth below:

bbls     barrels
boe     barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas

mcf     thousand cubic feet

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com